Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN MICHAEL H. BYOWITZ PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN STEPHEN G. GELLMAN STEVEN A. ROSENBLUM STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS DAVID M. MURPHY JEFFREY M. WINTNER TREVOR S. NORWITZ

BEN M. GERMANA ANDREW J. NUSSBAUM RACHELLE SILVERBERG STEVEN A. COHEN

51 WEST 52ND STREET

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN ELAINE P. GOLIN EMIL A. KLEINHAUS KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE DONGJU SONG BRADLEY R. WILSON

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
OF COUNSEL
WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
PETER C. CANELLOS	ERIC S. ROBINSON
DAVID M. EINHORN	PATRICIA A. ROBINSON*
KENNETH B. FORREST	LEONARD M. ROSEN
THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	PAULA N. GORDON
MICHELE J. ALEXANDER	NANCY B. GREENBAUM
AMANDA K. ALLEXON**	MAURA R. GROSSMAN
LOUIS J. BARASH	MARK A. KOENIG
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	AMANDA N. PERSAUD
PAMELA EHRENKRANZ	JEFFREY A. WATIKER
KATHRYN GETTLES-ATWA
** ADMITTED IN THE STATE OF ILLINOIS

May 13, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.
Confidential Draft Amendment No. 6 to Registration Statement on Form F-1
Submitted May 10, 2013
File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium N.V. (the “Company” and, together with its subsidiaries, “Constellium”), we advise the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that the Company is confidentially submitting today a further amendment to its draft Registration Statement on Form F-1 (“Amendment No. 7”). Amendment No. 7 contains additional disclosure in response to comments that the Staff verbally conveyed to the Company on May 10, 2013, with respect to the confidential draft Registration Statement referenced above.

We are providing supplementally to the Staff six copies of Amendment No. 7 blacklined to show the changes to the draft Registration Statement Amendment No. 6 that was submitted to you on May 10, 2013.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 13, 2013

*      *       *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Alison M. Zieske at
(212) 403-1107.

Very truly yours,

/s/ Karessa L. Cain

Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith L. Halverstam (Latham & Watkins LLP)